SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*


Footstar, Inc
_______________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
___________________________________________________________
 (Title of Class of Securities)

344912100
________________________________________________
(CUSIP Number)




	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










(Continued on following pages (s))

Page  1  of   4   Pages
CUSIP No.            344912100	13G	Page  2  of  4  Pages

 (1)  Names of Reporting Persons, S.S. or I.R.S. Ident. Nos. of Above Persons

	Sasco Capital, Inc.
______________________________________________________________________________

 (2)  Check the Appropriate Box if a Member of a Group*         (a)    /     /
  								      (b)   / X /
______________________________________________________________________________

 (3)  SEC Use Only

______________________________________________________________________________

 (4)  Citizenship or Place of Organization

	Fairfield, Connecticut
______________________________________________________________________________

Number of Shares 	(5)  Sole Voting Power
   Beneficially
   Owned by			739,145
   Each Reporting	_______________________________________________
   Person With		(6)  Shared Voting Power

				None
			_______________________________________________
			(7)  Sole Dispositive Power

				1,558,139
			_______________________________________________
			(8)  Shared Dispositive Power

				None
______________________________________________________________________________
 (9)  Aggregate Amount Beneficially Owned by Each Reporting Person

	1,558,139
______________________________________________________________________________
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

______________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (9)

	8.0%
______________________________________________________________________________
(12)  Type of Reporting Person*

	IA

Page  3  of  4  Pages
Item 1(a)	Name of Issuer:

	The issuer of the securities to which this statement relates is Footstar, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

		933 MacArthur Boulevard
		Mahwah, NJ  07430

Item 2(a)	Name of Person Filing:

		Sasco Capital, Incorporated

Item 2(b)	Address of Principal Business Office:

		10 Sasco Hill Road
		Fairfield, CT  06430

Item 2(c)	Citizenship:

	Sasco Capital, Inc. is a Connecticut corporation whose office is at Fairfield,
	Connecticut.

Item 2(d)	Title of Class of Securities:

		Common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

		344912100

Item 3	This statement is filed pursuant to Rule 13d-1(b) and the person filing:

		Daniel L. Leary, Secretary, for Sasco Capital, Inc.

Item 4		Ownership.

		The 1,558,139 acquired by Sasco Capital, Inc. constitute 8.0% of the
Outstanding shares of Footstar, Inc.  Sasco Capital, Inc. has beneficial ownership to direct the disposition of only these 1,558,139 and has the sole power to vote 739,145 shares.  Sasco Capital, Inc. has no shared powers with regards to any other shares of Footstar, Inc.


Page  4  of  4  Pages
Item 5		Ownership of 5% or less of a Class

		Not applicable.

Item 6		Ownership of More than 5% on Behalf of Another Person.

		Not applicable.

Item 7		Identification and Classification of the Subsidiary Which Acquired
		Security Being Reported on by the Parent Holding Company.

		Not applicable.

Item 8		Identification and Classification of Members of the Group.

		Not applicable.

Item 9		Notice of Dissolution of Group.

Item 10		Certification.

	By signing below, I, Daniel L. Leary Secretary of Sasco Capital, Inc., certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



			_______________________________
			Daniel L. Leary
			Secretary
			February 12, 2001